UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

No. 1333 Lujiazui Ring Road 15/F

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Recent Update

Lufax Holding Ltd (the “Company”) has learned from Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”), a principal shareholder of the Company, that Mr. Guangheng Ji, Chairman of the Board of Directors of the Company, will be nominated as a deputy general manager of Ping An Group, subject to requisite regulatory approval. The Company confirms that its operations and management team will remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ James Xigui Zheng
Name:	James Xigui Zheng
Title:	Chief Financial Officer

Date: October 27, 2021